(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25/A (Amendment No. 1) NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-20685
CUSIP NUMBER 030405104

For Period Ended: October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I — REGISTRANT INFORMATION

American Wagering, Inc.

Full name of Registrant

Former Name if Applicable

675 Grier Drive

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

PART II IS AMENDED BY DELETING THE “x” FROM THE BOX BELOW.

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART III IS AMENDED TO READ AS FOLLOWS:

As we reported on Form 8-K dated November 22, 2006, Timothy Lockinger on November 17, 2006 gave us 30 days’ notice of termination of his employment agreement. Since then, Mr. Lockinger has not participated in the preparation of our Form 10-QSB for the fiscal quarter ended October 31, 2006 (the “Report”) or the interim financial statements that will be included in the Report. We have appointed persons on an interim basis to assist in the preparation of the Report, but they need additional time to complete the Report. We will file the Report as soon as practicable, but we will be unable to file it within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Victor J. Salerno (Name)	(702) (Area Code)	735-0101 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT A TO OUR FORM 12B-25 THAT WE FILED ON DECEMBER 18, 2006. WE ARE NOT AMENDING THAT ATTACHMENT A.

American Wagering, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 19, 2006	By:	/s/ Victor J. Salerno
Victor J. Salerno
President and Chief Executive Officer

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